Mail Stop 4561							February 25, 2009


Jonathan Chesky Malamud
President and Chief Executive Officer
Map Financial Group, Inc.
460 West 34th Street, 10th Floor
New York, New York 10001

      Re:	Map Financial Group, Inc.
      Amendment Number 4 to Registration Statement on Form S-1
      Filed February 10, 2008
		File No. 333-153726

Dear Mr. Malamud:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-1
Summary Consolidated Financial Information, page 3
1. The basic and diluted net profit (loss) per share data presented on page 4 does not agree with the same ratios presented in the financial statements as of September 30, 2008 and 2007 and December
31, 2008 and 2007. Please revise the document to provide consistent information.

Accounts Receivable, Loss History, Credit Quality and Aging of receivables, page 36
2. In the second paragraph on page 36, you state that "[i]ncome from service and other related fees is recognized when earned, on the date of inception for each loan,..." Additionally, in the first paragraph on page 26 you state that certain fees "are added to the principal amount of the loan at inception." Please clarify to us and revise the filing as needed to clarify if service and fee income is recognized when earned or on the date of inception. Please refer to
SFAS 91 as needed.

3. We note your disclosure describing your collection process on page
37.  Please revise to disclose at what point you consider
collection
efforts are exhausted and the related timing of loan charge-offs.
4. You state that your historical experience has yielded a 97.7% collection rate on your loans. We note the chart on page 26 indicating the amount of lending you have done and note that your lending practices ramped up considerably during 2007 and were somewhat limited before such time. Please tell us why your limited historical experience in lending is considered adequate to substantiate your allowance policy of establishing reserves for 100%
of balances 180 days past due, 50% of balances 150 days past due and
3% of all other accounts receivable. Also, please tell us how you calculated your historical collection rate of 97.7%.
5. In the third paragraph on page 37 you state, "[i]f the amount of the delinquency justifies the expense, the account may ultimately be referred to a lawyer that specializes in collections." In the event that the loan amount does not justify the expense, please tell us if you immediately charge-off the loan. If you do not charge-off the loan please tell us the reasons you would not in this circumstance.
6. Please clarify to us and revise the filing to state how often your legal claims result in collection of the delinquent loan balances. Please disclose the percentage of loan balances that are collected pursuant to these legal claims.

Financial Statements
7. Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X and include a current consent of the independent accountant in any amendment.

Note 2 - Significant Accounting Policies, page 5
Accounts receivable and Allowance for Doubtful Accounts, page 7
8. We note your response to our comments issued in our letter dated
December 17, 2008. Please revise the notes to your financial statements to include your allowance for loan loss policy, as described on page 36 of the document.

*		*		*		*		*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.






      You may contact Babette Cooper, Staff Accountant at
(202)551-
3396 or John Nolan, Senior Assistant Chief Accountant at (202)551-3492 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202)551-
3434
with any other questions.

      					Sincerely,



      					Michael R. Clampitt
      Staff Attorney


cc:	By fax (516) 887-8250
	Michael Sufott
	David Lubin & Associates, PLLC